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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and iWay Software Announce Partnership for the Integration Market

Partnership Combines Comprehensive iBOLT Integration Suite With

Industry Leading Adapters From iWay

Irvine, California (July 22, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, and iWay Software, an Information Builders company, announced today a partnership to provide intelligent, prepackaged adapters for the iBOLT Integration Suite. With this agreement, Magic Software expands even more its ability to deliver comprehensive cost-effective business integration solutions to its customers.

iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment. It includes support for Business Process Management (BPM), monitoring and real time reporting. The availability of over 200 iWay Software adapters to the iBOLT Integration Suite enables organizations to connect to virtually any packaged application, mainframe and legacy system, traditional database, and to external data sources.

" iWay is the industry leader for adapter technology and industry standard based interfaces,” said Menachem Hasfari, chief executive officer of Magic Software. "The addition of iWay adapters to the iBOLT Integration Suite opens iBOLT to virtually any existing enterprise system and industry format, and will help drive the penetration of iBOLT in the market for business integration,”

iWay adapters interface seamlessly into the iBOLT environment without requiring complex coding or application modifications. The combination of iBOLT and iWay Software adapters allows enterprises to integrate their disparate, proprietary applications and middleware, while supporting emerging messaging and business standards

"We're very pleased to partner with Magic Software," said says John Senor, president of iWay Software. "Magic Software’s experience and leadership in application development and integration provides an outstanding choice for any organization seeking a robust environment for business integration and process management. With the inclusion of iWay's adapters, Magic’s customers will be able to realize even faster deployment times that are so critical to business success."

About iWay

iWay Software, an Information Builders company and the world's leading adapter vendor, accelerates business integration. With facilities to integrate systems in real time, near-real time, or on a scheduled basis, iWay provides a complete reusable infrastructure for EAI, B2B, e-commerce, mobile business, and e-government.

iWay's experience with complex information systems led to the development of prepackaged Intelligent Adapters to connect to more than 250 packaged applications, transaction systems, legacy data, relational databases, and e-business formats without writing custom code. iWay Software integration solutions significantly reduce the time, cost, effort, and risk of integration projects throughout the enterprise. For more information, visit www.iwaysoftware.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (NASDAQ: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 22 July, 2003